Filed Pursuant to Rule 253(g)(2)
File No. 024-11873

FUNDRISE DEVELOPMENT EREIT, LLC

SUPPLEMENT NO. 3 DATED JULY 1, 2022
TO THE OFFERING CIRCULAR DATED MAY 17, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Development eREIT, LLC (“we”, “our” or “us”), dated May 17, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 18, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Net Asset Value (“NAV”) Per Share as of June 30, 2022;
•	Share Redemption Plan Status;
•	Historical NAV Information; and
•	Update to July 2022 Distribution

Net Asset Value as of June 30, 2022

As of June 30, 2022, our net asset value (“NAV”) per common share is $10.66. This NAV per common share shall be effective until updated by us on or about December 31, 2022 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	June 30, 2022 [1]	March 31, 2022 [1]
ASSETS
Investments, at fair value	$121,709	$119,049
Real estate properties, at fair value	92,635	90,742
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	-	-
Other real estate investments, at fair value	29,074	28,307
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	12,187	4,409
Other assets	1,436	1,753
Total Assets	$135,332	$125,211

LIABILITIES
Accounts payable	$1,876	$1,350
Due to related party	327	308
Note payable	9,650	6,077
Dividends payable [2]	269	268
Settling subscriptions	750	9
Redemptions payable	1,743	1,209
Total Liabilities	$14,615	$9,221

NET ASSETS CONSIST OF:
Fundrise Development eREIT, LLC Members’ Equity:
Common shares; 11,326,308 and 10,774,207 shares outstanding, net of offering costs, on June 30, 2022 and March 31, 2022, respectively	$116,310	$110,231
Retained earnings (Accumulated deficit)	819	(568)
Net adjustments to fair value	3,588	6,327
NET ASSETS	$120,717	$115,990
NET ASSET VALUE PER SHARE, on 11,326,308 and 10,774,207 shares outstanding, net of offering costs, for the periods ended June 30, 2022 and March 31, 2022, respectively	$10.66	$10.77

[1] Estimated Balance Sheets as of June 30, 2022 and March 31, 2022.

[2] This amount does not include the accrual for dividends payable that were declared before June 30, 2022 that relate to the third quarter of 2022 or dividends payable that were declared before March 31, 2022 that relate to the second quarter of 2022, respectively.

On July 1, 2022, the Company announced that its NAV as of June 31, 2022 is $10.66 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about December 31, 2022 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. In connection with our merger in 2021, our Manager engaged an appraiser to provide a positive assurance opinion of value over a substantial portion of our and the Target eREIT’s commercial real estate assets and investments. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on July 1, 2022, the per share purchase price of our Common Shares will be $10.66 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after December 31, 2022, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Beginning on July 1, 2022, the Company’s phase is set at ramping up.

Share Redemption Plan Status

For the quarter ended June 30, 2022, we expect to redeem approximately 164,000 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from December 31, 2019 to June 30, 2022.

Date	NAV Per Share
December 31, 2019	$10.00
June 30, 2020	$9.97
September 30, 2020	$10.00
December 31, 2020	$10.43
August 2, 2021	$10.72
December 31, 2021	$10.78
March 31, 2022	$10.77
June 30, 2022	$10.66

Update to July 2022 Distribution

On June 28, 2022, we announced a daily distribution of $0.0001369863 per share (the “July 2022 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on July 1, 2022 and ending on July 31, 2022. As of July 1, 2022, the July 2022 Daily Distribution Amount equates to approximately 0.47% on an annualized basis calculated at the current rate, assuming a $10.66 per share purchase price.